 EXHIBIT 21.1

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Inforbird Technologies Limited	Hong Kong
Lightyear Technology Pte. Ltd.	Singapore
Guangnian Zhiyuan (Beijing) Technology Co., Ltd	PRC
Beijing Suowangda Technology Development Co., Ltd	PRC
Pure Tech Global Limited	PRC
Pure Media Limited	Hong Kong
Pinmu Century (Beijing) Marketing Technology Co., Ltd	PRC
Zhenxi Brand Marketing Consulting (Shanghai) Centre	PRC